3Q06

Sao Paulo, November 7th, 2006- SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX: XSDI), the Brazilian leader in the processed food, poultry and pork industries, today announces the results for the third quarter of 2006 (3Q06). The Company’s operating and financial information are shown in thousands of Brazilian Reais, unless stated otherwise, and are based on consolidated figures, as required by Brazilian corporate law. All comparisons made in this release are based on the same period in 2005 (3Q05), except where stated otherwise.

"The results of the third quarter of 2006 indicate the recovery of profitability in the direction of historical parameters of our business. The major highlight of this quarter was the recovery of international demand and the improvement in prices which had been pressured, over the last quarter, by the weak demand caused by the avian influenza. The export prices of poultry and pork are now getting closer to normal market prices and to Sadia´s historical averages. In the domestic market, the highlight was the increase of 11.9% in the sales of processed products in relation to the 3Q05. Believing in our management and certain of a pick-up in demand and prices, we have proceeded with our investment plans and in the first nine months of this year we made investments around R$ 800 million, well above the amount invested in the whole year of 2005. The third quarter of 2006 was marked by the beginning of the construction works of the first Sadia foreign plant in Russia, the operation of which will start by the second half of 2007. It is expected that demand and prices, both in the domestic and in the international market,  will continue to be firm in the 4Q06, when demand usually peaks due to the end of the year celebrations. For our internal plans we have continued our efforts for the rise in productivity in our processes and the continued development and growth of our professionals; we have recently announced changes that reforce and renew our executive team and which will enable the company to meet the new challenges presented by increasingly global markets.” - Gilberto  Tomazoni – CEO.

Information 11/06/06
Sadia ON (SDIA3)=R$6.80/açao Sadia PN (SDIA4) = R$6.51/açao Sadia ADR (SDA) = US$30.25 (1 ADR = 10 açoes) Sadia Latibex (XSDI) = € 2.41 Market Value - Bovespa R$ 4.4 billion US$ 2.1 billion
Investor Relations

Welson Teixeira Junior

Investor Relations Officer

Tel: 55 11 2113-3197

Christiane Assis

Tel: 55 11 2113-3552

Christiane.assis@sadia.com.br

Silvia Helena Madi Pinheiro

Tel: 55 11 2113-3197

silvia.pinheiro@sadia.com.br

ri@sadia.com.br

http://www.sadia.com/

Ligia Montagnani

IR Consultant

Tel: 55 11 3897-6405

Ligia.montagnani@firb.com

Highlights – R$ thousand

	9M05	9M06	9M06/ 9M05	3Q05	3Q06	3Q06/3Q05	2Q06	3Q06/ 2Q06
Gross Operating Revenue	6.089.366	5.584.944	-8,3%	2.142.377	2.054.431	-4,1%	1.779.151	15,5%
Domestic Market	3.018.121	3.152.545	4,5%	1.042.647	1.101.243	5,6%	1.028.282	7,1%
Export Market	3.071.245	2.432.399	-20,8%	1.099.730	953.188	-13,3%	750.869	26,9%
Net Operating Revenue	5.353.439	4.837.508	-9,6%	1.909.639	1.794.687	-6,0%	1.536.802	16,8%
Gross Profit	1.424.782	1.103.563	-22,5%	526.283	452.254	-14,1%	316.982	42,7%
Gross Margin	26,6%	22,8%		27,6%	25,2%		20,6%
EBIT	452.514	110.857	-75,5%	201.717	86.992	-56,9%	3.078	2726,3%
EBIT Margin	8,5%	2,3%		10,6%	4,8%		0,2%
Net Income	422.967	153.648	-63,7%	177.841	69.112	-61,1%	17.573	293,3%
Net Margin	7,9%	3,2%		9,3%	3,9%	0,0%	1,1%	0,0%
EBITDA	616.640	315.577	-48,8%	262.873	164.801	-37,3%	68.102	142,0%
EBITDA Margin	11,5%	6,5%		13,8%	9,2%		4,4%
Exports / Gross Revenue	50,4%	43,6%		51,3%	46,4%		42,2%
Net Debt to Equity	27,9%	53,1%		27,9%	53,1%		45,2%
Net Debt to EBITDA*	0,8	2,1		0,8	2,1		1,5
* 12 last months

Gross Operating Revenue– R$ million

Total Sales

	9M05	9M06	9M06/ 9M05	3Q05	3Q06	3Q06/ 3Q05	2Q06	3Q06/ 2Q06
Tons	1.368.970	1.386.802	1,3%	488.680	491.225	0,5%	467.458	5,1%
Processed Products	545.500	582.075	6,7%	189.569	205.001	8,1%	191.695	6,9%
Pork	109.184	81.910	-25,0%	41.502	34.564	-16,7%	25.416	36,0%
Poultry	699.397	686.608	-1,8%	248.778	237.236	-4,6%	238.243	-0,4%
Beef	14.889	36.209	143,2%	8.831	14.424	63,3%	12.104	19,2%

R$ thousand	6.089.366	5.584.944	-8,3%	2.142.377	2.054.431	-4,1%	1.779.151	15,5%
Processed Products	2.706.659	2.781.952	2,8%	935.231	970.585	3,8%	913.862	6,2%
Pork	587.783	342.342	-41,8%	211.408	149.995	-29,0%	107.120	40,0%
Poultry	2.494.962	2.033.237	-18,5%	878.640	782.037	-11,0%	632.643	23,6%
Beef	84.121	199.762	137,5%	43.914	83.128	89,3%	66.226	25,5%
Others	215.841	227.651	5,5%	73.184	68.686	-6,1%	59.300	15,8%

Sadia´s 3Q06 performance reflects the first signs of recovery in demand and prices in the international market. The company's total consolidated sales volume grew by 5.1% in the 3Q06 in comparison with the 2Q06, from 467.5 thousand tons to 491.2 thousand tons. Using the same basis of comparison, the growth of gross operating revenues was 15.5%, to R$2.1 billion. In relation to the same quarter of 2005, the volume sold had a slight increase of 0.5% and gross operating revenues dropped 4.1%, pressured by the average selling prices.

The segment of processed products continues to grow and recorded an increase in volume and revenues, as much in comparison with the 2Q06 as with the 3Q05. In relation to the prior quarter, the sales volume of processed products rose 6.9%, to 205.0 thousand tons. Gross operating revenues of this segment, which amounted to R$970.6 million in the 3Q06, grew 6.2% in relation to the 2Q06 and thus the average price remained practically stable, at R$4.73/kg. In comparison with the 3Q05, physical sales advanced even further, 8.1%, while the sales value of processed products was 3.8% higher. In addition, the share of processed products in total physical sales and in gross operating revenues grew from the 3Q05 to the 3Q06. The share of this segment in the total sales volume rose from 38.8% to 41.7%, and in revenues, from 43.7% to 47.2%.

The volume of poultry sold remained practically stable in comparison with the 2Q06, which had a slight drop of 0.4%, from 238.2 thousand tons in the 2Q06 to 237.2 thousand tons in the 3Q06. The average price per kilogram of poultry had the greatest increase between the 2Q06 and the 3Q06, 24.1% (R$ 3.30/kg) and this resulted in an increase in revenues of 23.6%, to R$ 782.0 million, and in an increase of the participation of this segment in Sadia´s total revenues, from 35.6% to 38.1%. In relation to 3Q05, the sales volume of poultry was 4.6% lower, while gross operating revenues dropped 11.0%.

The pork segment had the best relative performance when compared with the 2Q06 and the weakest in relation to the 3Q05, as to percentage variations. The sales volume of pork amounted to 34.6 thousand tons in the 3Q06 and grew 36.0% in relation to the 2Q06, while gross operating revenues grew 40.0%, from R$ 107.1 million to R$ 150.0 million. The volume sold over the same period in 2005 and the gross operating revenues of this segment dropped 16.7% and 29.0%, respectively. In relation to the 2Q06, the participation of this segment in total physical sales grew from 5.4% to 7.0%. From the 2Q06 to the 3Q06, the participation of pork in total revenues also increased from 6.0% to 7.3%, reflecting the recovery of the average price per kilogram of pork, which increased 3.0%, to R$4.34.

Similarly to the segment of processed products, the beef segment also grew in volume and revenues in both basis of comparison. In the 3Q06, the beef sales volume totaled 14.4 thousand tons, while in sales value amounted to R$ 83.1 million. In relation to 2Q06, sales increased 19.2% in volume and 25.5% in value. Revenue growth was 89.3%, and the volume sold was 63.3%. In comparison with the 3Q05, the beef segment had an increase of 15.9% in the average price per kilogram, to R$5.76.

Gross Operating Revenue - TOTAL

Sales Breakdown

Tons	9M05	9M06	9M06/ 9M05	3Q05	3Q06	3Q06/ 3Q05	2Q06	3Q06/ 2Q06
Domestic Market	598.774	683.103	14,1%	208.638	236.735	13,5%	235.594	0,5%
Processed Products	475.666	524.390	10,2%	166.422	186.179	11,9%	173.215	7,5%
Pork	25.655	29.798	16,1%	9.108	11.080	21,7%	9.427	17,5%
Poultry	95.048	121.950	28,3%	30.885	37.262	20,6%	50.687	-26,5%
Beef	2.405	6.965	189,6%	2.223	2.214	-0,4%	2.265	-2,3%
Export Market	770.196	703.699	-8,6%	280.042	254.490	-9,1%	231.864	9,8%
Processed Products	69.834	57.685	-17,4%	23.147	18.822	-18,7%	18.480	1,9%
Poultry	83.529	52.112	-37,6%	32.394	23.484	-27,5%	15.989	46,9%
Pork	604.349	564.658	-6,6%	217.893	199.974	-8,2%	187.556	6,6%
Beef	12.484	29.244	134,3%	6.608	12.210	84,8%	9.839	24,1%
Total	1.368.970	1.386.802	1,3%	488.680	491.225	0,5%	467.458	5,1%

R$ thousand	9M05	9M06	9M06/ 9M05	3Q05	3Q06	3Q06/ 3Q05	2Q06	3Q06/ 2Q06
Domestic Market	3.018.121	3.152.545	4,5%	1.042.647	1.101.243	5,6%	1.028.282	7,1%
Processed Products	2.386.185	2.517.994	5,5%	828.377	879.899	6,2%	826.673	6,4%
Pork	109.183	109.031	-0,1%	36.883	39.206	6,3%	36.174	8,4%
Poultry	306.700	302.444	-1,4%	98.924	105.410	6,6%	108.995	-3,3%
Beef	13.577	29.380	116,4%	12.414	8.598	-30,7%	8.713	-1,3%
Others	202.476	193.696	-4,3%	66.049	68.130	3,2%	47.727	42,7%
Export Market	3.071.245	2.432.399	-20,8%	1.099.730	953.188	-13,3%	750.869	26,9%
Processed Products	320.474	263.958	-17,6%	106.854	90.686	-15,1%	87.189	4,0%
Poultry	478.600	233.311	-51,3%	174.525	110.789	-36,5%	70.946	56,2%
Pork	2.188.262	1.730.793	-20,9%	779.716	676.627	-13,2%	523.648	29,2%
Beef	70.544	170.382	141,5%	31.500	74.530	136,6%	57.513	29,6%
Others	13.365	33.955	154,1%	7.135	556	-92,2%	11.573	-95,2%
Total	6.089.366	5.584.944	-8,3%	2.142.377	2.054.431	-4,1%	1.779.151	15,5%

Domestic Market

In the 3Q06, the volumes sold by Sadia in the domestic market grew 13.5% in relation to the same period of the prior year, to 236.7 thousand tons, and remained stable in comparison with the 2Q06. Nonetheless, in terms of revenue, this growth was firm both in the quarterly and in the annual comparisons, reflecting a recovery of the average prices in all segments in which Sadia operates. Gross operating revenues in the 3Q06 totaled R$ 1.1 billion, representing a growth of 7.1% in relation to the 2Q06 and of 5.6% in relation to the same period of 2005.

The segment of processed products, which accounts for almost 80% of the amounts generated by Sadia in the domestic market was the highlight of the physical sales in this market and grew 7.5% in relation to the 2Q06 and 11.9% in relation to the same period in the prior year. The volume of processed products sold totaled 186.2 thousand tons in the 3Q06. The domestic sales of these products also accounted for almost 91% of the total gross operating revenues of this segment. Revenues generated by the sales of processed products in the 3Q06 reached R$879.9 million, 6.4% and 6.2% higher than in the 2Q06 and in the 3Q05, respectively.

The poultry segment reached a sales volume of 37.3 thousand tons in the 3Q06. Poultry sales in the domestic market decreased 26.5% in relation to 2Q06, but revenues from this segment decreased only 3.3%, to R$ 105.4 million. The average price of poultry in the domestic market increased 31.6% in relation to 2Q06, when it dropped 17.0% in comparison with the 1Q06. In relation to the 3Q05, the volume sold grew 20.6% and the revenue of this segment rose 6.6%.

The volume of pork sales in the domestic market and revenues from this segment grew in the two basis of comparison. The excess of offer in the domestic market – a consequence of the fall in the shipment of pork– has caused a continued decline in the price of this product. And the growth in the volume sold has sustained the increases in revenues from this segment. In the 3Q06, physical sales of pork totaled 11.1 thousand tons, representing a growth of 17.5% in comparison with the prior quarter and 21.7% in relation to the same period of the prior year. In terms of revenue, the growth was up 8.4% in comparison with the 2Q06 and up 6.3% in comparison with the 3Q05, to R$ 39.2 million.

In the 3Q06, the beef segment practically maintained the performance shown in the 2Q06 and 3Q05, 2.2 thousand tons. Nonetheless, the revenue of R$ 8.6 million from this segment is equivalent to a fall of 30.7% in comparison with the 3Q05 and of 1.3% in relation to the prior quarter.

Gross Operating Revenue – Domestic Market

Average Prices – R$/Kg – Domestic Market

Export Market

With the reduction of inventories in the international markets and the gradual recovery of demand and prices, due to the lessening of the concern over the avian influenza in the world, the first signs of recovery started to appear in the 3Q06. Volumes shipped grew 9.8% in relation to the 2Q06, to 254.5 thousand tons and export revenues rose 26.9% in the same period, totaling R$ 953.2 million. In the 3Q06, Sadia´s exports expanded to a new destination, Egypt, with the announcement in July of its release of chicken imports.

Poultry, Sadia's main export product, is again recording an increase both in shipped volume and in revenues. Concerns in relation to the Avian Influenza are diminishing gradually with the worldwide efforts to slow down the spreading of this virus. The 200.0 thousand tons of poultry shipped in the 3Q06 represented a growth of 6.6% in relation to the prior quarter and generated revenues of R$ 676.6 million – up 29.2% from the 2Q06. The participation of poultry exports in the total revenues from this segment grew to 86.5% in the 3Q06, compared with 82.8% in the 2Q06. Out of the total revenues earned by Sadia in the external market, this segment accounted for 71.0% in the 3Q06, the same level of the 3Q05.

This quarter was also marked by a gradual pick-up in the exports of pork to Russia. Although Russia kept the restrictions on the imports of Brazilian pork from a number of states the Russian government reopened the market to exports from Rio Grande do Sul and Mato Grosso, states where Sadia has pork slaughter facilities.

From the 2Q06 to the 3Q06, the shipments of these products advanced 46.9% and export revenues grew 56.2%. The exported volume of pork totaled 23.5 thousand tons, generating revenues of R$ 110.8 million. In relation to the same period of the last year, this segment still records a decline in physical sales and revenues.

The external sales of processed products totaled 18.8 thousand tons in volume, corresponding to R$ 90.7 million in revenues. This reflects a growth of 1.9% and 4.0% respectively in relation to the second quarter. In terms of revenues, the increase was higher than that of the shipped volumes due to the increasing average selling price both in reais and in strong currency in comparison to the 2Q06. In relation to the 3Q05 the volume was 18.7% lower while revenues were 15.1% lower. These results are explained primarily by the reduction of purchases done by the government of Venezuela.

The beef segment, following the Company's strategy of returning to this market as from the 4Q05, had a growth in shipments and in revenues both in the quarterly and in the annual comparisons. The sales volume in the external market totaled 12.2 thousand tons in the 3Q06, representing an increase of 84.8% above the 3Q05 and 24.1% above the 2Q06. The export revenues from this segment, of R$ 74.5 million, more than doubled in relation to 3Q05, being equivalent to a growth of 29.6% in relation to 2Q06. The participation of beef exports in total revenues generated by the external market rose from 2.9% in the 3Q05 to 7.8% in the 3Q06.

Gross Operating Revenue – Export Market

Average Prices – R$/Kg – Export Market

Exports By Region

Operating Results

Net revenues in the 3Q06 reached R$ 1,794.7 million, 6.0% lower than the same year-ago period. This performance reflects the extraordinary situation caused by sanitary problems such as the avian influenza and the foot-and-mouth disease, and therefore the increase in supply in meat both in the international and in the domestic markets. The lower volume allied to the appreciation of the real in relation to the U.S. dollar caused an adverse effect on the generation of export revenues and was reflected on the decline of its participation in the Company's total revenues, from 51.3% to 46.4% in the 3Q06. The recovery of the demand and prices in the international market, however, resulted in a growth of 16.8% in relation to the net revenues obtained in the 2Q06. Net revenues over the nine months of this year totaled R$ 4,837.5 million, 9.6 % lower than the same period in 2005.

The costs per ton sold fell 3.5% in relation to the 3Q05 and grew 4.7% in relation to the 2Q06, mostly due to the variation in the price of various raw materials. The difficulty in generating higher level revenues did not permit the dilution of fixed costs and implied a decline of 2.4 percentage points, from 27.6% in the 3Q05 to 25.2% in the 3Q06. Nevertheless, the soaring business in the external market in the 3Q06, as compared with the 2Q06, had a positive effect on the recovery of the margin, from 20.6% to 25.2%, respectively.

Gross Margin

Operating expenses – selling, general, administrative and other expenses – in the amount of R$ 365.3 million in the 3Q06 exceeded by 12.5% those of the 3Q05. Operating expenses to net revenues ratio reached 20.4%, a percentage higher than the 17.0% of the 3Q05 – the same level of the 2Q06.

Selling expenses, corresponding to 91.5% of the total expenses, show a growth of 11.9% and 14.7% when comparing the 3Q06 against the 3Q05 and the 2Q06. Pressured by the decline in net revenues, the margin of expenses reached 18.6%, against 15.6% in the 3Q05.

General and administrative expenses in relation to net revenues stabilized at 1.0%.

The Earnings Before Income Tax (EBIT) in the 3Q06 showed a loss of 5.8 percentage points in relation to that reached in the 3Q05. However, in comparison with the performance of the 2Q06, there was a gain of 4.6 percentage points in the margin.

The EBITDA (Earnings Before Income Tax, Depreciation and Amortization) recorded R$ 164.8 million and the EBITDA margin in relation to net revenues, of 9.2%, was lower than the 13.8% in the 3Q05 and higher by 4.8 percentage points than that reached in the 2Q06.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	9M05	9M06	3Q05	3Q06
EBIT	452.514	110.857	201.717	86.992
(+)DEPRECIATION/AMORTIZATION	141.031	192.876	52.170	70.400
(+)EMPLOYEE PROFIT SHARING	23.095	11.844	8.986	7.409
EBITDA	616.640	315.577	262.873	164.801
EBITDA MARGIN	11,5%	6,5%	13,8%	9,2%

Financial Results

Net financial results were negative by R$ 461 thousand in the 3Q06, when compared with the net financial expenses of R$ 56.5 million in the 2Q06, due mostly to cash generation from the Company's operating hedges, in accordance with its financial policy.

Sadia maintained a conservative financial strategy, privileging investments in low volatility assets and with terms compatible with the maturity of its obligations. The Company also proceeded with funding operations via BNDES, export financing, receivables and rural credit at favorable average interest rates.

At the end of the 3Q06, Sadia net debt amounted to R$ 1,236.3 million, 21.1% higher than that at the end of the 2Q06, due to the maintenance of the investment plan and low cash generation. Net debt to equity ratio ended the third quarter at 53.1%, against 45.2% at June 30, 2006, and should return to pre-established limits approved by the Board of Directors by the end of the fourth quarter.

Financial Indebtedness – R$ Million	2Q06%		3Q06%
Short Term	1.188,5	32%	991,9	27%
Local Currency	468,4	39%	283,8	29%
Foreign Currency	720,1	61%	708,0	71%
Long Term	2.522,5	68%	2.729,9	73%
Local Currency	641,5	25%	625,8	23%
Foreign Currency	1.881,0	75%	2.104,1	77%
Total Debt	3.711,0	100%	3.721,7	100%
Financial Investments	2.689,8	100%	2.485,5	100%
Local Currency	611,3	23%	499,1	20%
Foreign Currency	2.078,5	77%	1.986,4	80%
Net Financial Indebtedness	1.021,2	100%	1.236,3	100%
Local Currency	498,6	49%	410,5	33%
Foreign Currency	522,6	51%	825,8	67%
Net Debt to Equity	45,2%		53,1%
Net Debt to EBITDA*	1,5		2,1

Net Debt to Equity	Net Debt to Ebitda* *Last 12 Months

Equity Pick-up
Negative equity in the earnings of subsidiaries of R$ 3.2 million in the 3Q06, was a reflection of the unfavorable foreign exchange variation on the shareholders equity of subsidiaries abroad.

Net Income

Net income reached the amount of R$ 69.1 million in the 3Q06, a decline of 61.1% in relation to the net income of the corresponding period in 2005. With a net margin of 3.9%,  it shows a recovery in relation to the 2Q06, when the Company had a net margin of 1.1%, the worst percentage obtained by the company since 2001. Retained earnings were R$ 153.6 million, 63.7% lower than the same period of the last year. This performance is lower than Management's expectations.

Capital Expenditures

Investments in the 3Q06 totaled R$ 304 million and year to date amounted to R$ 793 million, being consistent with the growth plan. As mentioned the Company maintained its investment program due to its belief in its management and innovation capabilities and the efforts of its employees and the strength of its brands. Sadia also believes that the sanitary crisis is momentary and will not affect the future.

Out of the total amount invested in the quarter, R$ 106.4 million (35.1%) were destined to the segment of processed products; R$ 104.8 million (34.5%) to the poultry market, R$ 39.1 million (12.9%) to the pork market; R$ 2.5 million (0.8%) to the beef market and R$ 50.7 million (16.7%) were directed to other areas, mainly Logistics, Marketing and Sales.

Capital Expenditures R$ milion

Outlook

In the second half of this year, international demand started to recover, boosted mainly by the recovery of poultry consumption. The opening of new markets, such as Egypt, and the suspension of the Iraqi ban should also contribute to the growth in shipped volume.

Capital Markets

Sao Paulo Stock Exchange (BOVESPA)
The Company's preferred shares are part of Sao Paulo Stock Exchange (IBOVESPA) theoretical portfolio.This portfolio comprises 56 securities and, in the four-month period September-December/06, Sadia's weight in that index increased to 1.33%.

Sadia [Sdia4] preferred shares fell 11.8% over the last 12 months (up to 09/30/06), while the variation of the Ibovespa in the period was positive by 15.4%.

The average daily financial volume grew 5.4% in the 3Q06, reaching the mark of R$ 11.3 million, against the R$ 10.7 million of the 3Q05.

Financial Volume – Food Sector - Bovespa – 9M06

Sadia's preferred shares continued to be distributed among the various categories of BOVESPA investors. A highlight of this is the increasing growth in the participation of foreign investors.

Breakdown By Investor – Bovespa

(September 2006)

New York Stock Exchange (NYSE)

Sadia (SDA) Level II ADRs show a devaluation, in U.S. dollar, of 6.8% over the last twelve months, while the Dow Jones Index recorded a devaluation of 10.5% in the period.The average daily volume almost tripled, up to US$ 2,057.4 thousand (US$ 558.3 thousand in the 3Q05), corresponding to 5.6% of the total securities traded with Sadia PN in September 2006.

Latibex

Since November 15, 2004, Sadia PN shares are listed in Latibex [XSDI], a market dedicated to the trading of Latin American stock in the Madrid Stock Exchange. During the 3Q06, the average daily volume was € 92.7 thousand, an increase of 403.8% if compared with the average volume recorded in the 3Q05, which was € 18.4 thousand. These shares showed an evolution of 21.2% over the last 12 months.

MARKET DATA - BOVESPA	3Q05	3Q06	3Q06/3Q05
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257.000	257.000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	426.000	426.000
Total Outstanding Shares - thousands* (Float = 73.5%)(¹)	680.496	680.496
Closing Price - R$/share SDIA3 (¹)	6,00	6,40	6,7%
Closing Price - R$/share SDIA4 (¹)	6,70	5,91	-11,8%
Mkt. Capitalization - R$ millions (¹)	4.559,3	4.021,7	-11,8%
Volume of Shares Traded - thousand	129.163	123.677	-4,2%
Daily Average Volume of Shares Traded - thousand	1.987	1.932	0,0%
Financial Volume Traded - R$ million	696,3	720,3	3,4%
Daily Average Financial Volume Traded - R$ million	10,7	11,3	0,0%

MARKET DATA - NYSE	3Q05	3Q06	3Q06/3Q05
Total Outstanting ADR´s - thousands	1.999,3	5.530,8	176,6%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹) (²)	29,69	27,67	-6,8%
Mkt. Capitalization - US$ millions(¹)	59,4	153,0	157,8%
Volume of Shares Traded	1.576.900	4.875.400	209,2%
Daily Average Volume of Shares Traded	24.639	77.387	0,0%
Financial Volume Traded - US$ thousand	35.733	130.675	265,7%
Daily Average Financial Volume Traded - US$ thousand	558,3	2.074,2	0,0%

(¹) At the end of the period
Souces: Sadia, Bovespa and NYSE

Highlights

8th ABRASCA Award – Annual Report

Sadia 2005 annual report ranked second among the best annual reports of 2005 (essentially in terms of content), distributed in printed form or on line. ABRASCA (Brazilian Association of Publicly-Held Companies) created this award to encourage improvement in clarity, transparency, quality, quantity of information and innovation in reporting, both in the content and in the graphic design. This initiative is supported by ANEFAC (National Association of Financial, Administration and Accounting Executives), ANIMEC (Association of National Investors of the Capital Market), APIMEC NACIONAL (Association of Analysts and Professionals of Investment of the Capital Market-National), APIMEC  SAO PAULO (Association of Analysts and Professionals of Investment of the Capital Market-Sao Paulo), BOVESPA (Sao Paulo Stock Exchange),  IBEF  SAO PAULO (Brazilian Institute of Financial Executives), IBGC (Corporate Governance Brazilian Institute), IBRACON SAO PAULO (Institute of Independent Auditors of Brazil) and IBRI (Brazilian Investor Relations Institute).

Trusted Brand (Marcas de Confiança) Award

For the third consecutive year, Sadia was appointed as the most trusted brand of ready-made meals of Brazil, being the recipient of the " Marcas de Confiança" award given by the magazine Revista Seleçoes. The survey, conducted by Ibope Solutions, interviewed the readers of that magazine in the five Brazilian regions and evaluated, in addition to trust, the quality and the cost-benefit ratio of products and services in 49 categories. Sadia was also selected, for the second consecutive year, as one of the three most trusted brands in Brazil in the 2005 edition of this award.

2006 Major & Leaders

For the second year in a row, Sadia ranked seventh among the 500 largest companies of the South Region, and second among the 100 largest companies of the State of Santa Catarina and second among the largest company of the industry in the ranking of leading companies (Grandes & Líderes) of the magazine Revista Amanha and PriceWaterhouseCoopers.

Top of Mind 2006

Sadia was the second brand most remembered by interviewees of the State of Paraná in the contest organized by the magazine Amanha and Instituto Bonilha. In the State of Rio Grande do Sul, Sadia was the third most remembered brand in the chicken segment, in the contest organized by the magazines Amanha and Segmento.

Events – November 8 (Wednesday)

      Local:  Analyst and Investment Professionals Meeting

       Time: 11:00 a.m.

       Place: Rua Fortunato Ferraz, 616 – Vila Anastácio – Sao Paulo

International:Conference Call

       Time: 03:00 p.m. (Brasília).

       Telephone numbers for connection:

       Brazil: (11) 4688-6301

       USA: (1 800) 860-2442

       Other countries: (1 412) 858-4600

The audio of the meeting and of the conference call, broadcast live over the Internet and accompanied by a slide presentation, is available at the website: www.sadia.com

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company.These expectations are highly dependent on markets changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ANNEX I

INCOME STATEMENT - CONSOLIDATED
										(R$ thousand)
	9M05		9M06		9M06/ 9M05	3Q05		3Q06		3Q06/ 3Q05	3Q06		3Q06/ 2Q06
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%	R$ '000%		%
Gross Operating Revenue	6.089.366	113,7%	5.584.944	115,5%	-8,3%	2.142.377	112,2%	2.054.431	114,5%	-4,1%	1.779.151	115,8%	15,5%
Domestic Market	3.018.121	56,4%	3.152.545	65,2%	4,5%	1.042.647	54,6%	1.101.243	61,4%	5,6%	1.028.282	66,9%	7,1%
Export Market	3.071.245	57,4%	2.432.339	50,3%	-20,8%	1.099.730	57,6%	953.188	53,1%	-13,3%	750.869	48,9%	26,9%
(-) Sales Tax and Services Rendered	(735.927)	-13,7%	(747.436)	-15,5%	1,6%	(232.738)	-12,2%	(259.744)	-14,5%	11,6%	(242.349)	-15,8%	7,2%
Net Operating Revenue	5.353.439	100,0%	4.837.508	100,0%	-9,6%	1.909.639	100,0%	1.794.687	100,0%	-6,0%	1.536.802	100,0%	16,8%
Cost of Goods Sold and Services Rendered	(3.928.657)	-73,4%	(3.733.945)	-77,2%	-5,0%	(1.383.356)	-72,4%	(1.342.433)	-74,8%	-3,0%	(1.219.820)	-79,4%	10,1%
Gross Profit	1.424.782	26,6%	1.103.563	22,8%	-22,5%	526.283	27,6%	452.254	25,2%	-14,1%	316.982	20,6%	42,7%
Selling Expenses	(900.318)	-16,8%	(914.790)	-18,9%	1,6%	(298.767)	-15,6%	(334.180)	-18,6%	11,9%	(291.379)	-19,0%	14,7%
Management Compensation	(9.523)	-0,2%	(9.598)	-0,2%	0,8%	(3.230)	-0,2%	(3.243)	-0,2%	0,4%	(3.176)	-0,2%	2,1%
Administrative Expenses	(39.350)	-0,7%	(40.939)	-0,8%	4,0%	(13.352)	-0,7%	(12.206)	-0,7%	-8,6%	(16.067)	-1,0%	-24,0%
Employees Profit Sharing	(23.095)	-0,4%	(11.844)	-0,2%	-48,7%	(8.986)	-0,5%	(7.409)	-0,4%	-17,5%	(326)	0,0%	2172,7%
Others Operating Results	18	0,0%	(15.535)	-0,3%	-86405,6%	(231)	0,0%	(8.224)	-0,5%	3460,2%	(2.956)	-0,2%	178,2%
Earnings Before Interest and Taxes	452.514	8,5%	110.857	2,3%	-75,5%	201.717	10,6%	86.992	4,8%	-56,9%	3.078	0,2%	2726,3%
Financial Result, Net	251.362	4,7%	46.975	1,0%	81,3%	84.179	4,4%	(461)	0,0%	100,5%	(56.546)	-3,7%	-99,2%
Gain (loss) from investments in subsidiaries	(188.454)	-3,5%	(6.252)	-0,1%	-96,7%	(52.994)	-2,8%	(3.222)	-0,2%	-93,9%	46.594	3,0%	-106,9%
Operating Profit	515.422	9,6%	151.580	3,1%	-70,6%	232.902	12,2%	83.309	4,6%	-64,2%	(6.874)	-0,4%	-1311,9%
Nonoperating Income (expense)	5.281	0,1%	(5.380)	-0,1%	-201,9%	1.152	0,1%	(1.500)	-0,1%	-230,2%	(2.993)	-0,2%	-49,9%
Income Before Taxes	520.703	9,7%	146.200	3,0%	-71,9%	234.054	12,3%	81.809	4,6%	-65,0%	(9.867)	-0,6%	-929,1%
Income Tax and Social Contribution	(98.836)	-1,8%	6.634	0,1%	106,7%	(56.270)	-2,9%	(12.912)	-0,7%	77,1%	27.152	1,8%	-147,6%
Net Income before Minority Interest	421.867	7,9%	152.834	3,2%	-63,8%	177.784	9,3%	68.897	3,8%	-61,2%	17.285	1,1%	298,6%
Minority Interest	(1.100)	0,0%	(814)	0,0%	26,0%	(57)	0,0%	(215)	0,0%	-277,2%	(288)	0,0%	-25,3%
Net Income	422.967	7,9%	153.648	3,2%	-63,7%	177.841	9,3%	69.112	3,9%	-61,1%	17.573	1,1%	293,3%
EBITDA	616.640	11,5%	315.577	6,5%	-48,8%	262.873	13,8%	164.801	9,2%	-37,3%	68.102	4,4%	142,0%

ANNEX II

BALANCE SHEET - CONSOLIDATED
		R$ Thousand
ASSETS	June 2006	September 2006
Current Assets	4.477.015	4.311.992
Cash and Cash Equivalents	281.964	128.824
Trade Accounts Receivable	353.442	472.575
Recoverable Taxes	116.247	155.550
Inventories	1.217.352	1.174.028
Marketable Securities	2.338.053	2.231.348
Other Credits	169.957	149.667
Long Term Assets	460.157	508.137
Marketable Securities	69.805	125.306
Other Credits	390.352	382.831
Permanent	2.090.823	2.318.756
Investments	66.367	60.403
Property, Plant and Equipment	1.909.877	2.133.749
Deferred Charges	114.579	124.604
Total Assets	7.027.995	7.138.885
LIABILITIES
Current Liabilities	2.013.377	1.843.200
Loans and Financing	1.188.499	991.854
Suppliers	461.849	502.343
Salaries and Social ChargesPayable	125.010	155.220
Taxes Payable	26.557	30.097
Dividends	43.420	1.006
Operating Liabilities	168.042	162.680
Long Term Liabilities	2.754.981	2.967.109
Loans and Financing	2.522.590	2.729.878
Operating Liabilities	232.391	237.231
Deferred Discount of Investments	-	-
Minority Interest in Subsidiaries	1.452	1.279
Shareholder's Equity	2.258.185	2.327.297
Paid - Up Capital	1.500.000	1.500.000
Income Reserve	758.185	827.297
Total Liabilities and Equity	7.027.995	7.138.885

ANNEX III		R$ Thousand
CASH FLOW STATEMENT	SETEMBER 2005	SEPTEMBER 2006
Net result from the period	422.967	153.648
Adjusments to reconcile net income with cash generated from operating activities:
Variation in minotiry interest	1.099	(537)
Provisioned interest net of paid	(232.991)	(63.205)
Depreciation, amortization and exhaustion	133.785	173.425
Goodwill amortization from acquistion	7.246	19.451
Result of interest in companies	184.256	3.519
Deferred taxes	17.254	(18.053)
Contingencies	9.421	6.572
Result of sale or write-off of property, plan & equip.	3.366	4.421
Variations in operating assets and liabilities:
Customer accounts receivable	(48.967)	37.040
Inventories	(84.957)	(181.538)
Taxes recoverable and others	(76.100)	(48.140)
Judicial deposits	(1.217)	2.577
Suppliers	11.990	6.585
Taxes and contribns. To withhol, wages to pay, others	(187.561)	(20.083)
Net cash generated from operating activities	159.591	75.682
Investiments activities:
Proceeds from sale of property, plant & equip.	2.612	5.462
Acquisition of prop., plan & equip. / deferred assets	(479.801)	(792.494)
Paid portion in subsidiary, net of cash	(54.021)	(485)
Financial investments	(1.411.660)	(3.048.991)
Financial investment redemptions	1.262.219	2.897.643
Net cash generated from investment activities	(680.651)	(938.865)
Financeing activities:
Loans and financing	1.981.258	2.272.544
Payment of financing	(1.318.425)	(1.307.139)
Dividends paid	(129.721)	(169.704)
Purchase of shares in treasury	(10.179)	-
Net cash generated from financing activities	522.933	795.701
Cash at beginning of fiscal year	155.600	196.306
Cash at end of fiscal year	157.473	128.824
Net addition (deduction) in cash	1.873	(67.482)